RUBICON MINERALS CORPORATION

Management’s Discussion & Analysis

For the Year Ended December 31, 2008

Suite 1540 – 800 West Pender Street, Vancouver  BC V6C 2V6
Tel: 604.623.3333   Toll free: 1.866.365.4706   Fax:  604.623.3355   E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) dated March 31, 2009 includes financial information from, and should be read in conjunction with, the audited consolidated financial statements for the fiscal year ended December 31, 2008.  Please refer to the cautionary notices at the end of this MD&A, especially in regard to forward looking statements.   Rubicon Minerals Corporation (the “Company”) reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”) in Canadian dollars.

Rubicon Minerals Corporation is a Canadian based mineral exploration-stage company that explores for commercially viable gold and base metal deposits.  In addition, the Company selectively invests in other mineral exploration and resource companies which the Company deems to be of merit.

The Company’s key assets are in the Red Lake gold camp, in the Province of Ontario. In addition, the Company has acquired significant land packages in Alaska, USA and Nevada, USA.  The Company does not have any assets or mineral properties that are in production or that contain a reserve.

The Company is a reporting issuer in the provinces of British Columbia, Alberta, Ontario and Quebec in Canada as well as with the SEC in the United States.  The Company’s common shares trade on the TSX in Canada under the symbol ‘RMX’ and on the NYSE Amex Exchange in the United States under the symbol ‘RBY’.

GENERAL HIGHLIGHTS

The highlight of 2008 has been the discovery in March, 2008 of the F2 Gold Zone at the Company’s Phoenix Gold Project. Since that date, the Company has released a steady stream of drill results from over 37,000 metres of drilling, which display both high gold grades and significant widths.  With a treasury of over $28 million in February, the Company was able to embark on an aggressive drill program through the year completing over 48,000 metres on the Phoenix property. The F2 Gold Zone is a focus for the Company and, during 2008 it announced plans, and subsequently received all required permits, to carry out an advanced exploration program designed to drill the F2 Gold Zone from underground.  Recent drilling has continued to expand the gold zone which remains open along strike and at depth.

Late in the year, prices for junior mining stocks collapsed causing severe difficulty for many companies in the sector.  Nonetheless, due to the F2 Gold Zone discovery, the Company was able to close a $10.2 million common share and flow-through share financing in November, 2008 at $1.10 per common share and $1.30 per flow-through share.  In March of 2009, on the heels of further good drill results, the Company raised another $40 million dollars in a bought deal private placement priced at $1.60 per share.

The credit crisis reduced the Company’s ongoing cash investment returns and caused some write-downs in share investments but neither effect will have a significant impact on the Company’s exploration plans.

EXPLORATION HIGHLIGHTS

Red Lake Exploration

100% Controlled Projects

Phoenix Gold Project
Rubicon holds a 100% interest in the Phoenix Gold Project held as 25 Licenses of Occupation, one Mining Lease, and 16 Patented Claims that cover approximately 505.43 contiguous hectares, subject to paying certain advance annual royalty payments and a net smelter royalty on any future production from the property.  The Phoenix Gold Project is underlain by a NNE-trending, west-dipping belt of deformed and intermixed metasediments, basaltic volcanics and ultramafic rocks which define the “East Bay Trend”.  The rocks are Archean in age and part of the Balmer Sequence. A strong NNE trending structural fabric through the area, which is considered part of the East Bay Deformation Zone (EBDZ) is variably affected by later, NW-SE trending cross cutting regional structures.

2008 Exploration

Drilling
As of December 31, 2008, the Company has drilled a total of 48,471 metres, during the year, on the Phoenix property. The majority of this drilling was focused on the newly discovered “F2 Gold Zone” announced March 12, 2008.

Mineralization within the F2 Zone occurs near a major ultramafic-mafic structural setting which is considered analogous to major deposits in the Red Lake gold district. The F2 Zone is currently drilled to 1101 metres below surface and remains open at depth. The zone is located approximately 450 metres south east of the existing exploration shaft (142 metre-deep, currently being dewatered) from which it is planned to facilitate underground access to more effectively drill the F2 Gold Zone. Gold in the F2 Zone is best developed within mafic volcanics as multiple and complex quartz veins, breccias and silica replacement zones that typically contain visible gold and trace to 3% sulphides. Results to date indicate that sub-parallel, high-grade gold lenses or shoots are developed within a robust gold-bearing structure that also hosts thick, lower grade intervals. The overall mineralized envelope suggests a steep plunge to the northwest. These interpretations are preliminary in nature and relationships between the various styles of mineralization are complex. Additional drilling is required to gain a better understanding of gold distribution, geometry and controls on mineralization within the F2 Zone.

Since discovering the F2 zone in late February, 2008, significant gold mineralization has now been intersected over a vertical distance of 3,612 feet (1,101 metres) and over an interpreted strike length of 1,903 feet (580 metres).  The reader is referred to the Company’s news releases and its website for more information.  Drilling is on-going and complete assays are pending. Currently, exploration is being carried out by two drill rigs from the ice of East Bay. Typically, such ice base drilling is usually concluded by the end of March due to the impending spring ice ‘break-up’.

A new 43-101 technical report focused on the exploration results from the F2 Gold Zone was filed in January, 2009. Following the $40MM financing in March, 2009, we will be evaluating ways to expand and increase exploration of the F2 Gold Zone which may require an updated 43-101 report to include an expanded program and budget.

Permitting Summary

Rubicon has now received all of the necessary permits to commence the previously reported Phase I dewatering and shaft rehabilitation. The dewatering which is currently underway is estimated to be completed in early April, 2009.  In addition, Rubicon submitted a Closure Plan to the Government of Ontario to allow underground exploration which was accepted for filing in February of 2009.  Rubicon plans to extend the existing three compartment shaft by approximately 200 metres and is currently evaluating ways to best advance its underground drilling programs in light of its March 5, $40MM financing.

Rubicon is required to comply with all permits in hand which includes the obligation to continue to consult with local communities, including first nations.

Other Red Lake projects
Rubicon’s strategy in Red Lake is predicated on its control of major ultramafic trends in this important gold-producing district. Ultramafic units are important because there is a close empirical relationship in Red Lake between ultramafic rocks and gold deposits as detailed in numerous public domain articles and publications. As such, all of Rubicon’s current land holdings in Red Lake projects are considered strategic to our plans. While the current focus of the Company is on exploration at its Phoenix project, high geological potential and numerous gold zones are known to exist elsewhere on the Company’s regional land holdings. These provide an important and unique pipeline of future exploration projects in Red Lake for the Company.
Total drilling on the Company’s Red Lake Projects is outlined on Table 1 below:

Table 1

Projects	Metres
Total Red Lake	51,922
Phoenix Project	48,772
F2 Zone	37,561

Adams Lake Property

The Adams Lake property comprises 35 unpatented mining claims (235 units) located approximately 5 kilometres east of the Red Lake mine complex. Titan 24 geophysical surveys define large structures extending to depth that are thought to be similar to structures which host gold mineralization elsewhere in this prolific gold district. The Company conducted a two-hole reconnaissance program at Adams Lake. The drilling confirmed the presence of prospective Balmer rocks and validated the Titan 24 survey in the area below iron formation located close to the Balmer formation contact.  The Company believes these results confirm the presence of prospective units in a major fold closure at Adams Lake. Due to the focus on the Phoenix project, drilling at Adams Lake was curtailed to allow maximum resources to be directed to the F2 discovery.

East Bay Property

The Company has a 100% vested interest (as of January 30, 2007) in 25 unpatented mining claims (44 units: Herbert Option and Seargeant Option).  The project occupies four-kilometres of strike length of the East Bay Trend, immediately adjacent to, and on strike with, the GAZ zone (an inferred resource of 1.4 million tonnes grading 8.0 g/t gold controlled by Goldcorp/Premier Gold Source: Premier Gold News Releases). The East Bay claims are underlain by the East Bay ultramafic body, an important unit associated with gold elsewhere along the trend, including at Rubicon's Phoenix Gold Project. Although considered strategic and a priority target, plans for East Bay have been postponed to allow maximum resources to be directed to the Phoenix project.

DMC Property

The DMC property comprises 41 contiguous unpatented mining claims (263 units) located 7.5 kilometres northwest of the Red Lake mine complex and covers over 17 kilometres strike length of the northeast-trending Red Lake Greenstone belt.  The property was subject to an option agreement with Agnico-Eagle Mines Ltd. (Agnico) at the beginning of 2008, but was returned 100% to the Company during February. The property is considered strategic to the Company. The Company plans to conduct a Titan 24 geophysical survey covering the core of the DMC property before the end of April, 2009. This survey technique has the potential to provide targeting information from surface to up to one kilometer below surface. At the Company’s Phoenix project, similar Titan 24 surveys have been able to identify the F2 Zone mineralized sequence. Rubicon views Titans 24 as a potentially useful tool to identify new targets beyond the Phoenix project itself.

 Humlin Property

The Company had optioned a 55% interest in 19 unpatented mining claims (216 units) known as the Humlin Project located in Fairlie Township to Solitaire Minerals Corporation (“Solitaire”). During 2008 Solitaire funded a soil sampling survey on claims immediately adjacent to Goldcorp’s North Madsen property and northwest of Claude Resources’ Madsen property. Solitaire was not able to meet the required $400,000 option terms in 2008 and Rubicon subsequently re-acquired 100% of the property in February 2008. The property is subject to an underlying NSR of between 1.75% and 2.0%.
Partnered Projects

McCuaig JV Property

The McCuaig Property comprises three unpatented mining claims (10 claim units) seven kilometers northwest of the Red Lake mine complex and is a Joint Venture between Rubicon Minerals Corp. (60%) and Golden Tag Resources (40%). The property is strategically located in the heart of the Red Lake gold camp and is underlain in part by the Balmer stratigraphy of the Red Lake Greenstone Belt. The geological setting is considered to be analogous to the Bruce Channel mineralization previously being explored on the adjacent Gold Eagle Mines property (now controlled by Goldcorp Inc.) and to the setting of the major gold deposits of the camp hence is well located for future exploration. Notwithstanding the foregoing, the Company’s focus at the Phoenix project meant that no work was carried out in 2008. However, the location and geological environment on the property makes this a strategic project for Rubicon.

Red Lake North Property

The Company has optioned a 55% interest in 47 unpatented mining claims (329 units) known as the Red Lake North Project located in Bateman, Black Bear, Coli Lake and McDonough Townships to Solitaire Minerals Corporation (“Solitaire”).  Solitaire is required to spend $751,000 by May 1, 2010 in order to maintain its option in good standing at which time, it will have vested as to a 60% interest in the project. The main focus of exploration on the property is in the area referred to as the Sidace Area claims.

Sidace area claims:
This area of the property is situated adjacent to the Main Discovery Zone (MDZ) located on the adjacent Goldcorp/Planet Exploration Inc. property (see Planet Exploration’s news releases). The style of mineralization reported on the adjacent property is consistent with locally thick gold zones developed within folded quartz-sericite schist which are reported to exhibit an increase in both gold grade and thickness with depth.  In early 2008 a drill hole completed to a depth of 2269 metres to test the down-dip extension of the MDZ. Assays returned from a 50.4 metre section of sericite-bearing schist indicate a thick section of elevated gold (0.74 g/t over 36.1 metres) including 3.42 g/t gold over 4.6 metres and individual assays up to 7.7 g/t gold over 1.0 metre. This stratigraphy is interpreted to be the equivalent of the stratigraphy host to the MDZ on adjacent claims. Partner Solitaire has elected not to drill a recommended follow-up deep drill hole at Sidace but it has met its expenditure commitment for 2008.

Westend Property

During the year, the Company optioned a 60% interest in 23 unpatented mining claims (87 units) known as the Westend Project located in Ball Township to Halo Resources Ltd. (“Halo”).  Under terms of the Letter Agreement dated July 10, 2008, Halo must incur $1,000,000 in expenditures on the property over four years including $75,000 firm in Year 1 (completed), make a an initial cash payment of $20,000 (completed) and issue to the Company 50,000 shares of Halo (completed) to earn a 60% interest in the property.  The property is subject to a NSR of 1.0% on four of the claims in the Agreement.

Slate Bay Property

The Company has a 100% interest in 28 unpatented mining claims (146 units) located in McDonough and Graves Township.  The Company’s 100% interest is subject to a 1.75 - 2.0% NSR royalty.  Approximately $500,000 in exploration work has been completed since 2001.

Slate Bay, located in the core of Red Lake, is a large property with extensive gold-bearing highly prospective Balmer stratigraphy – which includes key mafic-ultramafic contacts in proximity to a regional scal angular uncomformity.  The setting is analogous to that at the producing mines in the camp, which collectively contain >20 million ounces of gold.  Recent exploration has advanced the Slate Bay property to a new level of drill-readiness, and has provided a $500,000 dataset with which to plan future exploration programs.  A minimum 10-hole (2500 m) drill program is recommended for the Slate Bay property.

English Royalty Division

The English Royalty Division refers to Rubicon’s active program of acquiring mineral properties for the purpose of optioning out to other mining exploration companies.  As such, it provides the Company with an ongoing revenue stream of cash and shares and a residual royalty position in all the properties acquired.

During the year ended December 31, 2008, the Company finalized 9 new property agreements and spent $153,847 on acquisition and maintenance costs and recovered $712,523 in cash and shares.

Qualified Person

The 2008 exploration work in Red Lake is supervised by Terry Bursey, P.Geo., the QualifiedPerson under the definition of NI 43-101. Assays were conducted on sawn NQ-sized half core sections. Further drilling is required before the true widths of reported intercepts can be determined. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. Assays were conducted by SGS Minerals Services using standard fire assay on a 30 gram (1 assay ton) sample with a gravimetric finish procedure.  Assays are uncut as is standard practice in Red Lake. Standards, blanks and check assays were included at regular intervals in each sample batch.  Gold standards were prepared by CDN Resource Laboratories Ltd. Work programs are supervised by Terry Bursey, P.Geo. the project Qualified Person under the definition of NI 43-101.

ALASKA EXPLORATION

During 2007, the Company announced the closing of the McEwen transaction which included the acquisition of a 512,960 acre land package in Alaska, southeast of Fairbanks. The lands surround the Pogo Gold Deposit, which has reported reserves of 3.62 million ounce gold (7.7 million tons grading 0.47 opt as of 12/31/05 (7.0 million tonnes @ 16.12 gpt)) owned by Sumitomo Minerals (60%) and Teck-Cominco (40%) – see www.teckcominco.com for further details of the deposit. Approximately 2/3 of the package is 100% owned by Rubicon (New Horizon Claims) and the other 1/3 consists of lands subject to an option agreement with Rimfire Minerals Corporation that allows the Company to earn up to a 75% interest (see website www.rubiconminerals.com for property map). The exploration targets are high- grade gold deposits of the Pogo type. The Pogo deposit has a distinctive geochemical expression (gold, bismuth, arsenic) and was discovered as a result of drill-testing stream silt anomalies and a multi element soil anomaly.

Exploration during the Year

Pursuant to its obligations under the McEwen agreement, Rubicon carried out a US$1.5MM exploration program on it land holdings, located in the Pogo area of Alaska. This includes US$750,000 on claims under options from Rimfire Minerals Corporation. The Alaska claims are at an early stage of exploration and accordingly, work has focused on mapping and prospecting of this large area to identify and prioritize targets going forward. The program also included a minor diamond drilling program testing priority areas. Prospecting of the ER claims, under option from Rimfire, led to the discovery of intermittently exposed sub-cropping surface mineralization hosted by quartz rich breccias and elevated gold mineralization, however subsequent drilling failed to return significant gold values.
During the current year, Rubicon spent $2.0 million in Alaska to bring its total exploration expenditures in Alaska in 2007 and 2008 up to $4.5 million.  This completes the Company’s commitment, as required under the McEwen transaction, for Alaska exploration. Due to the F2 Gold Zone discovery, the Company has elected to reduce it 2009-2010 exploration in Alaska but it continues to view its holdings as prospective for new high grade gold discoveries in the area.

The Alaska projects are under the supervision of Curt Freeman, MS., PGeo, Qualified Person as defined by NI 43-101.

NEVADA EXPLORATION

During 2007, Rubicon acquired a 225,000 acre land package in Elko County, Northeastern Nevada pursuant to the McEwen transaction.  Exploration of this property is in the preliminary stage.  Lexam Explorations Inc., a McEwen controlled company, from whom the property was acquired, had previously carried out approximate US$1 million in exploration.

Pursuant to the McEwen acquisition and financing agreements, Rubicon has met the requirement of spending $500,000 exploring the property before mid May 2008.

This area of Nevada is starting to be subject to more exploration following recent discoveries by others in the region. During 2008 Rubicon carried out an extensive airborne magnetic and radiometric survey designed to aid in the development of target areas. This was supplemented by field mapping, prospecting and the completion of a regional stream sampling program and ASTER image analysis to aid in target selection. A thorough review of this newly acquired information is ongoing and priority targets will be selected for follow-up for the 2009 field season.

RISKS AND UNCERTAINTIES

The success of the Company depends upon a number of factors, many of which are beyond our control.  Typical risk factors and uncertainties, among others, include political risks, financing risks, title risks, commodity prices, exchange rate risks, operating and environmental hazards encountered in the exploration, development and mining business and changing laws and public policies.  Risk factors are more fully described in our Annual Information Form, on file at www.sedar.com.

SELECTED ANNUAL INFORMATION (based on Canadian GAAP)

Fiscal Year ended	2008	2007	2006
Interest and miscellaneous income	$732,798	$941,330	$355,300
Gain (loss) on sale of investments	$(222,491)	$7,822	$128,880
Net income (loss)	$494,441	$(2,216,381)	$(3,787,920)
Basic and diluted net income (loss) per share	$0.00	$(0.02)	$(0.05)
Total assets	$106,834,083	$101,017,670	$31,885,579
Total long-term financial liabilities (Non-controlling interest and stock compensation)	$Nil	$Nil	$Nil
Cash dividends	$Nil	$Nil	$Nil

The major factors that caused significant variations in net loss were the recording of tax recoveries from the renunciation of exploration expenditures to flow-through share holders, gains on sales of investments and the write-down of properties based on a periodic review of such properties.  None of these factors have identifiable trends. The 2008 increase in income was largely due to the $3.3 million in income recorded on the renunciation of exploration expenditures. Investment losses in 2008 were part of an industry wide drop in values.

OPERATING RESULTS

Fiscal year ended December 31, 2008 compared to Fiscal year ended December 31, 2007

For the fiscal year 2008, the Company earned $0.50 million ($0.00) per share) compared to a net loss of $2.2 million ($0.02 per share) incurred in the fiscal year 2007, a difference from loss to income of $2.7 million. The main factor in this increase in income was the recording of a recovery of future income taxes of $3.3 million in the first quarter, on the renunciation of flow-through share expenditures.  Flow-through shares create a future tax liability when renounced, as the income tax benefits are given to the investors. Where the Company has unrecognized past tax losses these losses can now be set off against the liability and the foregone benefit reinstated.

For the fiscal year 2008, the Company recorded a loss in Other Comprehensive Income (“OCI”) of $1.9 million compared to a gain of $0.3 million in the prior year a difference of $2.2 million..  Comprehensive loss (the total of the net loss or income and the other comprehensive income or loss) for the fiscal year 2008 was $1.6 million compared to $1.9 million in the prior year comparative period, a decrease in comprehensive loss of $0.3 million.

The increase in income was due to the net effect of some expense categories increasing and some decreasing.  Significant items making up this change were as follows:

•	Investor relations expenses were higher by $233,511 due to increased investor related activities such as analyst tours.
•	Part XII.6 tax on flow-through was higher by $159,279 due to interest related costs from the November 2007 flow-through financing
•	Professional fees were lower by $153,041 due to the prior year’s final plan of arrangement (December 2006) costs and legal costs related to the McEwen agreement of May 2007.
•	Property write-offs were down by $224,696 as no properties were dropped in 2008.
•
Interest and other income was lower by $208,532 due to lower interest rates, lower cash balances from which interest was earned in the current period and a reduction in other income due to the fall in value of the Paragon option asset.

•
Option receipts in excess of property costs, which represent amounts received from optionees of the Company’s properties was higher by $260,863. This line item is now mostly ERD option receipts in excess of acquisition costs.

•
Losses on sale of investments were higher by $230,313 as the Company sold shares mostly received from various optionees through the ERD. Acquisition of these shares requires minimal cash outlay and the losses are based on the difference in share price from the date of the receipt of the share to the share price on the date of the sale of the share. Many shares received from optionees have hold periods preventing immediate sale. The losses are mainly attributable to the overall decline in prices of junior mining shares in the period.

•	The future income tax recovery of $3.3 million arose from the renunciation of flow-through share expenditures and offsetting this liability against previously unrecognized tax losses.
•
Other comprehensive loss for the fiscal year 2008 was $1.9 million compared to other comprehensive income of $0.3 million in 2007. The OCI loss in the current period was mainly caused by the drop in value of the Company’s investments in junior mining stocks.  These losses represent unrealized valuation losses.

Fiscal year ended December 31, 2007 compared to Fiscal year ended December 31, 2006

For the fiscal year 2007, the Company incurred a net loss of $2.2 million ($0.02 per share) compared to a net loss of $3.8 million ($0.05 per share) incurred in fiscal year 2006, a decrease in net loss of $1.6 million.

For the fiscal year 2007, the Company recorded other comprehensive income of $341,053, compared to nil in the prior year.  Comprehensive loss (the total of the net loss and the other comprehensive loss) for the fiscal year 2007 was $1.8 million compared to $3.8 million in the prior year comparative period, a decrease in comprehensive loss of $2 million.

The decrease in loss was due to the net effect of some expense categories increasing and some decreasing.  In general, savings were made from the sharing of office resources, accounting and investor relations costs with Paragon Minerals Corporation.  Significant items making up this change were as follows:

•	Professional fees were higher by $71,762 caused by increased legal fees, SOX evaluation fees, and accounting advice and services arising out of the McEwen financing issues.
•	Salary expense was higher by $247,399 due to a combination of increased staffing from the prior year, salary increases and other staff issues.
•	Re-organization costs from the December 2006 plan of arrangement were concentrated in that year and so were $860,748 lower in the current period.
•	Write off of mineral properties was lower by $34,127 in the current year. On average, the Company’s portfolio of properties is improving in quality.
•	Interest income was higher by $586,030 due to interest earned on money received in the 10.4 million (net) financing of October 2007 and the $15 million dollar McEwen financing of May 2007.
•
Option receipts in excess of property costs which represent amounts received from optionees of the Company’s properties was lower by $131,197. This line item is now mostly ERD option receipts in excess of acquisition costs.  Although gross receipts were higher in 2007, high staking costs caused a net reduction in receipts over costs.

•	Gains on investment sales were down by $134,502 due to a more aggressive policy on liquidating small holdings of exploration companies.
•
Loss in equity investments was lower by $1,262,939. The lower loss was due to distribution, in the prior year of the Africo Resources Ltd. investment, to shareholders under the December 2006 Plan of Arrangement.  In the current year the Company has only recorded its share of losses in Constantine Metal Resources Ltd. to July 10 which were significantly less.  The Company has no equity accounted investments as of December 31, 2007.

•	Future income tax recovery was lower by $453,840 because there was no renunciation of flow-through share expenditures in the current year.
•
Effective January 1, 2007, the Company adopted section 1530 of the CICA handbook which introduces new standards for reporting and display of comprehensive income. Other comprehensive income for the fiscal year 2007 was $341,053 (2006 - Nil). The income was the cumulative effect of recognizing unrealized gains of $784,505 on the Company’s portfolio of junior mining stocks – mostly caused by the recognition of unrealized gains in the value of Constantine Metal Resources Ltd on it ceasing to be an equity investment.  This gain was offset by unrealized losses of $423,600 on re-valuation of the company’s option rights associated with Africo Resources Ltd. Africo’s share price dropped significantly in the period.  See the discussion under “Changes in Accounting Policies and Initial Adoption” for a detailed discussion on the adoption of the accounting policy.

SUMMARY OF QUARTERLY RESULTS (Based on Canadian GAAP)

Quarter	2008 Fourth		2008 Third		2008 Second		2008 First		2007 Fourth		2007 Third		2007 Second		2007 First
	$		$		$		$		$		$		$		$
Interest and other income		215,364		161,382		67,762		293,438		381,017		218,638		313,598		115,975
Gain (loss) on sale of investments		(85,912)		(111,252)		7,744		-		(165,503)		(11,687)		12,500		37,396
Net loss (income)		844,959		531,151		1,080,848		(2,950,075)		230,576		355,458		441,774		788,869
Basic and fully diluted net loss (income) per share		0.01		0.00		0.01		(0.02)		0.01		0.00		0.00		0.01

Overall, quarterly losses have increased due to increased administration costs to support an expanding exploration program. During early 2007, the costs of the December 2006 Plan of Arrangement increased expenses significantly.  In the first quarter of 2008 a $3.3 million tax recovery was recorded on renunciation of flow-through share exploration expenditures. Other factors generally causing significant variations include the recording of stock based compensation and the write-off of abandoned mineral properties.  These other factors do not have identifiable trends.

FOURTH QUARTER

For the 3 months ended December 31, 2008, the Company had a net loss of $0.84 million ($0.01 per share) compared to a net loss of $0.23 million ($0.01 per share) incurred in the 3 months ended December 31, 2007, an increase in loss of $.61 million. The main factor in this increase in loss was the increase in other losses caused by declining junior mining stock valuations.  During the 3 month period, the Company had other comprehensive losses (“OCI”) of $1.75 million compared to a gain of $1.6 million in the prior year.  This also was caused by a severe drop in the value of junior mining shares in the recent quarter.

During the 4th quarter the Company closed a $10.2 million financing as described below under liquidity.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources – December 31, 2008.

The Company had working capital of $22.3 million at the 2008 year end compared to $30.7 million at 2007 year end.  Working capital was lower mainly due to exploration expenditures of $16.9 million cash offset by the November 2008 $10.2 million financing.  Details of the financing are described under “Financing Cash Flows” below:

Operating Cash Flows – Year ended December 31, 2008.

The use of cash in operations was stable compared to the prior year increasing slightly from $1.3 million to $1.4 million.

Investing Activities – Year ended December 31, 2008.

The reduction in cash used in investing activities from $18 million to $4 million is mostly accounted for by the net difference of a conversion of short term investments of $22 million to cash equivalents and an increase in exploration expenditures of $6.9 million.

Financing Cash Flows – Year ended December 31, 2008

On November 18, 2008, the Company closed a $10.2 million brokered and non-brokered private placement issuing 4,870,370 flow-through common shares at a price of $1.35 per share and 3,296,300 common shares at a price of $1.10 per share. A 5.5% cash commission was paid to the underwriter on the brokered portion and with other costs net proceeds amounted to $9.46 million.

On March 5, 2009, subsequent to the year end, the Company closed a $40,000,000 bought deal private placement issuing 25 million common shares at a price of $1.60 per share.  A 5.5% cash commission was paid to the underwriter and after other costs, net proceeds amounted to $37.65 million.

Cash on hand at March 28 was $56.7 million. The Company expects these funds to be sufficient to meet its working capital requirements and other requirements to the end of 2010 irrespective of further financing or exercise of warrants or options.

Further details of the above financings are available on Sedar in the Company’s material change reports of November 10, 2008 and March 5, 2009.

As the Company currently has no producing mines, it is likely that future equity financings will be needed to fund the Company’s longer term operations.

FINANCIAL INSTRUMENTS

The Company’s financial instrument policies are described in note 4 to the financial statements.  Note 7 to the financial statements lists the financial instrument fair values by category and discusses risk factors and exposures.  Overall, the Company’s only significant exposure is its cash and short-term cash investment balances.  The Company’s paramount concern with these balances is preservation of capital and therefore, during the year, authorized investments were restricted to instruments of the government of Canada or the Provinces of Canada.  Prior to the third quarter of 2008, the Company had invested in major Canadian bank guaranteed instruments. The Company has no exposure to asset-backed commercial paper.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than those as disclosed under commitments in note 17 of the consolidated financial statements of the Company.

COMMITMENTS

Pursuant to the McEwen agreement, the Company became committed to spend $5 million on its Red Lake, Ontario properties by May 18, 2008 which was amended to $5.5 during the period and this commitment was met.  Pursuant to the same agreement, a further Cdn$5 million was committed to the Alaska properties to be spent by May 18, 2009 which was amended to Cdn$4.5 million during the period.  This commitment has been fully met as at December 31, 2008.  . The Company was required to spend sufficient funds to maintain the Rimfire option in good standing to May 18, 2008 and it has done so.  In addition, the Company agreed to spend Cdn$500,000 on its Nevada properties by May 18, 2008 which was completed within the time frame.  There are no further exploration or other future commitments outstanding from the McEwen agreement.

At December 31, 2008, the Company has $144,295 (2007 - $244,366) in remaining lease payments for the use of its Vancouver office to September, 2010.

At December 31, 2008, the Company is committed to incur $5,730,041 (2007 year end – $9,984,996) in eligible exploration expenditures before December 31, 2009, in order to complete obligations entered pursuant to flow-through share purchase agreements.

The Company is required to make certain cash and share option payments and incur exploration costs to maintain its mineral properties in good standing.  These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.
TRANSACTIONS WITH RELATED PARTIES

Legal services

David Reid is a director of the Company and a partner at the law firm Davis LLP.  As of fiscal year 2008, the Company paid legal fees to Davis LLP, aggregating to $198,442 (2007 - $729,706).  As at December 31, 2008, Davis LLP is owed $19,500 (2007 - $nil).  All transactions were recorded at their fair value amounts and were incurred in the normal course of business.

Paragon Minerals Corporation

Paragon Minerals Corporation (“Paragon”) is the spin-off company that acquired Rubicon’s Newfoundland mineral properties under the December 2006 plan of arrangement.  Paragon has one common director, shared offices and office expenses with Rubicon and shared the CFO and office support staff up to June 2008.  In addition, the CEO of Paragon provided management services to Rubicon on a part time basis up until December 31, 2007.  On June 12, 2008, the Rubicon CFO ceased providing CFO services to Paragon and from that date Paragon ceased to be a related party of the Company.  As at December 31, 2008, Paragon owed the Company $nil (2007 - $69,475).  All transactions were recorded at their fair value amounts and were incurred in the normal course of business.

See note 16 “Related Party Transactions”, in the consolidated financial statements for additional information on related party transactions with the Company.

CRITICAL ACCOUNTING ESTIMATES

The Company’s accounting policies are described in detail in Note 4 of the consolidated financial statements for the year ended December 31, 2008.  The Company considers the following policies to be most critical in understanding its financial results:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting policies requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  These estimates are based on past experience, industry trends and known commitments and events.  By their nature, these estimates are subject to measurement uncertainty and the effects on the financial statements of changes in such estimates in future periods could be significant.  Actual results will likely differ from those estimates.

Carrying value of mineral property costs

The Company has capitalized the cost of acquiring mineral property interests and on-going exploration and maintenance costs.  Capitalized property costs are expensed in the period in which the Company determines that the mineral property interests have no future economic value.  Capitalized property costs may also be written down if future cash flow, including potential sales proceeds and option payments, related to the property are estimated to be less than the carrying value of the property.  The Company reviews the carrying value of its mineral properties periodically, and whenever events or changes in circumstances indicate the carrying value may not be recoverable, reductions in the carrying value of each property would be recorded to the extent that the carrying value of the investment exceeds the property’s estimated fair value.

Stock-based compensation

The Company has adopted the fair value based method of accounting for stock option and compensatory warrant awards granted to directors, employees and consultants.  Under this method, the fair value of stock options is calculated at the date of grant or vesting and is expensed, capitalized or recorded as share issue costs over the vesting period, with the offsetting credit to contributed surplus.  If the stock options are exercised, the proceeds are credited to share capital.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options and compensatory warrants granted.  This model is subject to various assumptions.  The assumptions the Company makes will likely change from time to time.  At the time the fair value is determined, the methodology the Company uses is based on historical information, as well as anticipated future events.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Comprehensive Income, CICA Handbook Section 1530

Effective January 1, 2007 the Company adopted section 1530 which introduces new standards for reporting and display of comprehensive income.  Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.  It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

Equity, CICA Handbook Section 3251

Effective January 1, 2007, the Company adopted new handbook Section 3251 which establishes standards for the presentation of equity and changes in equity during a reporting period as a result of the comprehensive income reporting requirements of new Section 1530.

Financial Instruments, CICA Handbook Section 3855

Effective January 1, 2007, the Company adopted new handbook Section 3855 which prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented.

Pursuant to these new standards, the Company has included a new statement of comprehensive income with its financial statements and has applied fair value accounting to certain of its financial instruments.  This has resulted in the recognition of unrealized gains and losses as other comprehensive income or loss which appear on the statement of comprehensive income or loss.

Capital Disclosures, CICA Handbook Section 1535

Effective January 1, 2008, the Company adopted new CICA Handbook section 1535 which requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

Financial Instruments - Disclosure and Presentation, CICA Handbook Sections 3862 and 3863

Effective January 1, 2008, the Company adopted new CICA Handbook sections 3862 and 3863 which replace CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation. These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.

New Pronouncements affecting Future Accounting Policies

The following pronouncements recently issued by the Canadian Institute of Chartered Accountants (“CICA”) will likely impact the Company’s future accounting policies:

Goodwill and intangible assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. This standard is effective for fiscal years beginning January 1, 2009 with retrospective application.  This standard will require the expensing of start-up costs.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canadian generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The changeover date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The SEC has indicated that foreign private issues, like the Company, will no longer have to append US GAAP reconciliations to their SEC filings upon their conversion to IFRS.

The key elements, timing and status of the Company’s changeover plan are outlined below:

1.	Develop internal knowledge to manage changeover, design systems and produce IFRS reports.

Senior accounting staff have commenced upgrading their knowledge and will continue throughout the process.

2.	Review accounting policy changes that are required or are optional under IFRS1 on conversion and make choices where necessary.

Mid to late 2009 has been targeted as completion date to make these decisions. When these changes and proposed decisions have been made, the audit committee and board will be provided with the knowledge to evaluate the proposed changes.

3.	Prepare 2010 opening balance sheets and reconciliations of 2010 interim and year end statements to Canadian GAAP statements of the same periods.

Our target will be to prepare these statements as soon a practicable through 2010.

4.	Review accounting software and other information technology issues for IFRS compliance.

Software is planned to be compliant before the transition date of January 1, 2010.

5.	Review internal control implication of new policies and changeover.

Internal control implications are targeted to be determined before the changeover date of January 1, 2011.

6.	Review disclosure controls and procedures in light of change to IFRS.

Disclosure controls and procedures implications will be determined before the changeover date of January 1, 2011.

7.	Review business implications of conversion such as compensation formulas, key performance indicators and contract requirements.

Target completion date is mid 2010.

It is expected that policy changes implemented pursuant to IFRS may have a material effect on the Company’s financial statements.

OUTSTANDING SHARE DATA

As at March 31, 2008, the Company had the following common shares, stock options and warrants outstanding:

Common shares issued and outstanding	181,475,657
Stock options	7,083,800
Warrants	10,624,985
Fully diluted share capital	199,184,442

DISCLOSURE CONTROLS AND PROCEDURES

The CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures and have concluded, based on their evaluation, that they were effective as of December 31, 2008 to provide reasonable assurance that all material information relating to the Company and its consolidated subsidiary will be made known to management and disclosed in accordance with applicable securities regulations.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's  management  is  responsible  for  establishing  and  maintaining adequate  internal  control over  financial  reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore,  even those  systems  determined  to be effective  can provide  only  reasonable   assurance  with  respect  to  financial   statement preparation and presentation.

Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company's internal control over financial reporting. Based on this assessment, performed after the year end, management has concluded that as at December 31, 2008, the Company's internal control over financial reporting was effective.

The Company’s auditor, De Visser Gray LLP, has audited the Company’s internal control over financial reporting as at December 31, 2008 and their opinion and report is included with our annual consolidated financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the  Company's  internal  control over  financial reporting  during  the fiscal year 2008,  that have  materially affected,  or are reasonably likely to materially  affect, its internal control over financial reporting.

ADDITIONAL INFORMATION

Additional information on the Company, including our Annual Information Form and other public filings, are available on SEDAR at www.sedar.com.

CAUTIONARY NOTICES

The Company’s consolidated financial statements for the fiscal year 2008 and this accompanying MD&A contain statements that constitute “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934.  Forward-looking statements often, but not always, are identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “targeting” and “intend” and statements that an event or result “may”, “will”, “should”, “could”, or “might” occur or be achieved and other similar expressions.  Forward-looking statements in this MD&A include statements regarding the Company’s future exploration plans and expenditures, financings, the satisfaction of rights and performance of obligations under agreements to which the Company is a part, the ability of the Company to hire and retain employees and consultants and estimated administrative assessments and other expenses. The forward-looking statements that are contained in this MD&A involve a number of risks and uncertainties.  As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements.  Some of these risks and uncertainties are identified under the heading “RISKS AND UNCERTAINTIES” in this MD&A.  Additional information regarding these factors and other important factors that could cause results to differ materially may be referred to as part of particular forward-looking statements.  The forward-looking statements are qualified in their entirety by reference to the important factors discussed under the heading “Risks and Uncertainties” and to those that may be discussed as part of particular forward-looking statements.  Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Factors that could cause the actual results to differ include market prices, exploration success, continued availability of capital and financing, inability to obtain required regulatory approvals and general market conditions.  These statements are based on a number of assumptions, including assumptions regarding general market conditions, the timing and receipt of regulatory approvals, the ability of the Company and other relevant parties to satisfy regulatory requirements, the availability of financing for proposed transactions and programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner.  Forward-looking statements contained herein are made as of the date of this MD&A and except as required by applicable securities laws, the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.